02 FEB 25 AM 8:36

Itaú

Banco Itaú S.A.

São Paulo, February 20, 2002.
SUAC-1200/2002.

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

02015379

SUPPL

Ref. Banco Itaú S.A.
Exemption Number: 82-5142

Gentleman/Madam:

We are enclosing a copy of Banco Itaú's communiqué (ANNOUNCEMENT TO THE MARKET). We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

BANCO ITAÚ S.A.

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

ALFREDO EGYDIO SETUBAL
Investor Relations Director

Encl.
Cc: Ms. Glorinete Laurentino
Relationship Manager
The Bank of New York
101 Barclay Street, New York, N.Y. 10286

R Boa Vista 176
Cep 01092 900 São Paulo SP
Tel (011) 237 3000 Fax (011) 277 1044
Telex (11) 22131

5-7 - PT - 01/95

ANNOUNCEMENT TO THE MARKET.

ITU
LISTED
NYSE

Banco Itaú launches Level II ADRs on the NYSE

Starting tomorrow, February 21 2002, Itaú will start trading its shares on the New York Stock Exchange – NYSE, in the form of Level II American Depositary Receipts (ADRs). The ADRs will be traded under the symbol "ITU" and each one will be equivalent to 500 preferred shares. The depositary bank is the Bank of New York. The custodian is Banco Itaú itself.

The ADR is the most common means used by the great majority of US investors to diversify their investments into non-American companies. Besides enhancing the liquidity of our shares, we believe that the NYSE listing will increase the visibility of Itaú in international markets, attracting investor attention and enabling us to expand our shareholder base and widen our business focus. We would emphasize that, although it has been so far listed only on the Bovespa, Itáu is widely recognized abroad, which is borne out by the fact that about 33% of its preferred stock is in the hands of non-resident investors.

With this listing on the New York exchange, Itaú reaffirms its commitment to increasing the value of its shares, with the aim of constantly creating value for its shareholders in Brazil and overseas.

São Paulo, February 20 2002

Banco Itaú S.A.

Alfredo Egydio Setubal
Investor Relations Director

ANNOUNCEMENT TO THE MARKET.

ITU
LISTED
NYSE

Banco Itaú launches Level II ADRs on the NYSE

Starting tomorrow, February 21 2002, Itaú will start trading its shares on the New York Stock Exchange – NYSE, in the form of Level II American Depositary Receipts (ADRs). The ADRs will be traded under the symbol "ITU" and each one will be equivalent to 500 preferred shares. The depositary bank is the Bank of New York. The custodian is Banco Itaú itself.

The ADR is the most common means used by the great majority of US investors to diversify their investments into non-American companies. Besides enhancing the liquidity of our shares, we believe that the NYSE listing will increase the visibility of Itaú in international markets, attracting investor attention and enabling us to expand our shareholder base and widen our business focus. We would emphasize that, although it has been so far listed only on the Bovespa, Itáu is widely recognized abroad, which is borne out by the fact that about 33% of its preferred stock is in the hands of non-resident investors.

With this listing on the New York exchange, Itaú reaffirms its commitment to increasing the value of its shares, with the aim of constantly creating value for its shareholders in Brazil and overseas.

São Paulo, February 20 2002

Banco Itaú S.A.

Alfredo Egydio Setubal
Investor Relations Director